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                                                                    EXHIBIT 99.4

COMPANY PRESS RELEASE:
USATALKS.COM (USAT) ANNOUNCES SALES AND MARKETING AGREEMENTS AND LAUNCHES NATIONAL CAMPAIGN

LA JOLLA, CALIF., JULY 28 /PR NEWSWIRE/ -- USATalks.com, Inc. (OTC: USAT) announced today the launch of a nationwide sales & marketing campaign with the build out of its national voice over intranet (VOIP) network, the nation's first. The Company has entered into various sales and marketing agreements including contracts with over 40 telecommunication Master Agents, representing independent sales agents throughout the country.

Reseller contracts have been signed with regional CLECS (alternative local carriers) such as C2K (LA),Maxcom (MO) and WorldOne (NV), that will re-bill the USAT long distance service. Outbound and inbound telemarketing companies, such as Gage MarketingGroup (MN), Telemarketing Concepts (NY), as well as national affinity groups, including Ameriplan (TX) and APAC Marketing Rzults (IL), have also entered into agreements with the Company. USAT will soon initiate a comprehensive television and radio broadcast campaign targeting residential and small business accounts in selected metropolitan markets. "Our national marketing campaign is now moving into high gear," stated Allen Portnoy, CEO and Chairman. "Today, we only need 50,000 customers to break even, but our goal is to reach one million customer capacity by year-end." USAT will continue to expand its national network, offering new products to its consumer and commercial customers over the USAT VOIP network as they are tested.

Currently, USAT is in the process of offering the nation's first "all-you-can-talk" prepaid calling card with unlimited daily and weekly use. The Company is negotiating with several national distributors to sell the card in convenience stores and other retail outlets throughout the continental United States. Headquartered in San Diego, USAT has built the first private national telephone network over which it will offer its customers unlimited long-distance telephone service at a flat monthly fee.

USAT offers an "all-you-can-talk," telephone-to-telephone long-distance service using Internet Protocol (IP) with a variety of service and pricing plans from $25 to$90 per month. USAT service is designed to meet the long-distance needs of both residential and business customers. Commercial products for regional and national accounts will be offered.

This press release contains forward-looking statements relating to future operating information and their impact on future results. Actual results could differ materially from those projected in forward looking statements as a result of risk factors such as market conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties in introducing new products, competition, price sensitivity and the uncertain market acceptance of the Company's products by distributors, retailers and customers.

CONTACT: Patricia Youngquist, Vice President Corporate Communications of USATalks.com, Inc., 858-638-9485